

May 21, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Shares of Common Stock, $0.0001 Par Value Per Share, of Neuberger Berman Next Generation Connectivity Fund Inc. under the Exchange Act of 1934.

Sincerely,